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CRAIG L. GODSHALL

craig.godshall@dechert.com
+1 215 994 2491 Direct
+1 215 655 2491 Fax

February 5, 2010

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Anne Nguyen Parker

Norman Gholson

Re:                             Westway Group, Inc.

Registration Statement on Form S-3

Filed January 11, 2010

File No. 333-164289

Ladies and Gentlemen:

Westway Group, Inc. (“Westway”) has today submitted to the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to its Registration Statement on Form S-3, File No. 333-164289 (the “Registration Statement”), originally filed with the Commission on January 11, 2010. On behalf of Westway, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission regarding the Registration Statement, as communicated in your letter to Peter J.M. Harding dated February 1, 2010.  For your convenience, each of your comments has been set forth directly above our applicable response.

Registration Statement on Form S-3

Risk Factors, page 2

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1.                                      We note your statement that “you should carefully consider the risks, uncertainties and assumptions discussed under the caption ‘Risk Factors’ included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and in subsequent filings, which are incorporated by reference into this prospectus [emphasis added].” Please explain why you believe you are able to incorporate into the Risk Factors section of your Form S-3 filing unspecified portions of subsequent filings.  See Securities Act Rule 411(d), which states that “[i]nformation incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise.”

Response:

Westway has revised page 2 of the Registration Statement to delete the highlighted language in response to the Staff’s comment.

Exhibit 5.1

2.                                      We note that the legality opinion required by Item 601(b)(5) of Regulation S-K has not yet been filed.  Please obtain and file a signed legality opinion.

Response:

Westway today filed a legality opinion signed by Dechert LLP as Exhibit 5.1 to Amendment No. 1 of the Registration Statement.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Risk Factors, page 60

3.                                      We note your statement that “You should carefully consider each of the following risks and other information set forth elsewhere in this report.  These risks and other factors may affect our forward-looking statements, including those contained in this report or, made by us elsewhere, such as in investor calls or conference presentations [emphasis added].” Please explain why you believe the reference to statements made elsewhere, such as in investor calls or conference presentations, is appropriate here.

Response:

We acknowledge the Staff’s comment.  Westway agrees that in its future filings, beginning with its Form 10-K for the year ended December 31, 2010, it will delete the above referenced language in response to the Staff’s comment.

If you have any questions, please do not hesitate to contact me at (215) 994-2491.

Sincerely,

/s/ Craig L. Godshall
Craig L. Godshall